Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 S. Seventh Street
Minneapolis, Minnesota 55402
+1 612 766 7000 main
+1 612 766 1600 fax

April 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVRx, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of CVRx, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification with respect to the Registration Statement, please do not hesitate to contact me (tel.: (612) 766-6836) or Nadim Yared, the Company’s President and Chief Executive Officer (tel.: (763) 416-2840).

Very truly yours,

/s/ Ben A. Stacke

Enclosures:
cc:
Nadim Yared
Jared Oasheim
Amy Seidel, Esq.